Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Incyte Corporation Ltd.	United Kingdom
Incyte Holdings Corporation	Delaware
Incyte International Holdings Sàrl	Luxembourg
Incyte Europe Sàrl	Switzerland
Incyte Germany GmbH (in foundation)	Germany
Incyte France SAS	France
Incyte Italy S.r.l.	Italy
Incyte Spain S.L.	Spain